05036728

AM 3-2-2005

c/m 3-10

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick J. Pilgrim dba Pilgrim Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8622 Swan Drive
(No. and Street)

Kalamazoo (City) MI (State) 49009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick J. Pilgrim 269-372-1829 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Pastine
(Name – *if individual, state last, first, middle name*)

802 Main St. (Address) Toms River (City) NJ (State) 08753 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

RECEIVED FEB 1 8 2005 153 ... PROCESSING SECTION ... WASH DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Pilgrim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pilgrim Financial Services, as of Dec. 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frederick J. Pilgrim
Signature

DIR—OWNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARY A. HOAG
Notary Public, Cass County, MI
My Commission Expires Aug. 18, 2008

Mary A. Hoag

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA ~~Quarterly~~ ANNUAL 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: PILGRIM FINANCIAL SERVICES [0013]

SEC File Number: 8- 29728 [0014]

Address of Principal Place of Business: 8622 SWAN DRIVE [0020]

KALAMAZOO [0021] MI [0022] 49009-4563 [0023]

Firm ID: 13613 [0015]

For Period Beginning 01-01-2004 [0024] And Ending 12-31-2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: FREDERICK J. PILGRIM [0030] Phone: (269)372-1829 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	7601 [0200]		7601 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost 18900 [0130]			
	B. At estimated fair value	[0440]	18900 [0610]	18900 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

		[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11.	Other assets		[0535]	[0735]	0 [0930]
12.	TOTAL ASSETS		7601 [0540]	18900 [0740]	26501 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			

2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	26501 [1770]
22.	Partnership limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	26501 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	26501 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2004 [3932] Period Ending 12/31/2004 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		23373 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		0 [3995]
9.	Total revenue		23373 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		3815 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		2185 [4195]
15.	Other expenses		460 [4100]
16.	Total expenses		6460 [4200]

NET INCOME

1-28-05

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		16913 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		16913 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	400 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-_____ [4335A]	_____ [4335A2]	_____ [4335B]
8-_____ [4335C]	_____ [4335C2]	_____ [4335D]
8-_____ [4335E]	_____ [4335E2]	_____ [4335F]
8-_____ [4335G]	_____ [4335G2]	_____ [4335H]
8-_____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

1-20-05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		26501 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		26501 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		26501 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	18900 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-18900 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		7601 0 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	

1-28-05

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			7601 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5000 [3760]
14. Excess net capital (line 10 less 13)	2601 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	2601 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % ________ [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

1-20-05

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			27588 [4240]
	A. Net income (loss)			16913 0 [4250]
	B. Additions (includes non-conforming capital of		[4262])	44501 [4260]
	C. Deductions (includes non-conforming capital of		18000 [4272])	-18000 [4270]
2.	Balance, end of period (From item 1800)			26501 0 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

PILGRIM FINANCIAL SERVICES

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Robert L. Pastine
Accountant & Auditor

Robert L. Pastine
Accountant & Auditor
802 Main Street • Suite 4-A
Toms River, NJ 08753
(732) 240-9090
Fax (732) 240-9097
Email: pastine@americom.net

February 1, 2005

Fred Pilgrim
Pilgrim Financial Services
8622 Swan Blvd.
Kalamazoo, MI 49009

Dear Mr. Pilgrim:

I have examined the accompanying statement of assets and liabilities arising from cash transactions of Pilgrim Financial Services as of December 31, 2004 the related statement of revenue collected and expenses paid in accordance with standards established by the American Institute of Certified Public Accounts.

The accompanying financial statements fairly reflect the financial position and the results of operations on the cash basis of Pilgrim Financial Services for the year ended December 31, 2004.

Pilgrim Financial Services does not physically possess or control any customer securities or funds. Pilgrim Financial Services is, therefore, operating pursuant to the K(1) exemption of SEC Rule 15c3-3.

Therefore internal control consists of getting checks from the mail to the bank. No material inadequacies were uncovered in this function.

The only investments at December 31, 2004 were a checking account and 1,500 shares of NASDAQ Stock Market, Inc. All other investments were liquidated during the year 2001. The ownership equity reflected in the broker/dealer unaudited report Part II is $ 25,001.

The application of Pilgrim Financial Services for exclusion from membership in SPIC under the Securities Investor Protection Act of 1970 is properly qualified by the nature of Pilgrim Financial Services' operating for the year 2003. From SPIC-3 was timely filed with SPIC, 900 Seventeenth street, Suite 800, Washington, D.C. 20006.

PILGRIM FINANCIAL SERVICES

STATEMENT OF ASSETS, LIABILITIES & NET WORTH
ARISING FROM CASH TRANSACTIONS

DECEMBER 31, 2004

EXHIBIT A

ASSETS

Cash in bank	$ 7,601	
Investments	18,900	
TOTAL ASSETS		$ 26,501

LIABILITIES & NET WORTH

LIABILITIES		
Accrued expenses		$ 1,500
NET WORTH		
Balance, January 1, 2004	$ 26,088	
Additions:		
Net income for the year	16,913	
Deductions:		
Withdrawals	(18,000)	
NET WORTH		$ 25,001
TOTAL LIABILITIES & NET WORTH		$ 26,501

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

EXHIBIT B

INCOME:	2004		2003	
Commissions	$ 23,373		$ 30,652	
Interest Income	-0-		10	
Refunds from NASD	-0-		262	
Total Income		$ 23,373		$ 30,924
EXPENSES:				
Commissions paid	$ 3,815		$ 11,446	
Other Expenses	2,645		2,628	
Accrued expenses	-0-		1,500	
Total Expenses		$ 6,460		$ 15,573
NET CASH BASIS INCOME, FOR THE YEAR, LESS MANDATED NASD ACCRUAL		$ 16,913		$ 15,350
UNREALIZED INCREASE IN MARKET VALUE SECURITIES		-0-		-0-
NET INCOME REPORTED TO NASD		$ 16,913		$ 15,350

STATEMENTS OF CHANGES IN FINANCIAL CONDITION FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

EXHIBIT C

	2004	2003
Cash	$ 7,601	$ 8,688
Securities		
Cost	18,900	18,900
Unrealized increase (decrease) in market value	-0-	-0-
TOTAL ASSETS	$ 26,501	$ 27,588
EQUITY	$ 26,501	$ 27,588

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 & 2003

EXHIBIT D

		2004		2003
CASH FLOW FROM OPERATING ACTIVITIES:				
Cash from operations	$ 16,913		$ 15,350	
Accrued expenses	-0-		1,500	
Less: withdrawals	(18,000)		(17,000)	
Net cash from operations		$(1,087)		$ (150)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Subtractions from investments		-0-		-0-
NET INCREASE (DECREASE) IN CASH		$ 1,087)		$ (150)
CASH AT BEGINNING OF YEAR		$ 8,688		$ 8,838
CASH AT END OF YEAR		$ 7,601		$ 8,688

"See Accompanying Notes & Accountant's Report"

PILGRIM FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Pilgrim Financial Services is a small investment service company whose assets on December 31, 2004 consisted of a cash account and 1,500 shares of NASDAQ Stock Market, Inc.. Under the circumstances direct communications with the bank and investment holder were not considered necessary. I satisfied myself as to the existence of the assets as follows:

A statement supplied by the bank for December 31, 2004 evidenced cash in bank. The balance shown on that statement for December 31, 2004 was identical to the book balance on December 31, 2004.

Fred Pilgrim's investment in NASDAQ Stock Market, Inc. is reflected on the statement of assets & liabilities arising from cash transactions Exhibit A at cost.

0267 300 shares $ 3,300.00
5646 1200 shares $ 15,600.00

Robert L. Pastine
Accountant & Auditor